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                                                                    EXHIBIT 99.2

ITEM 77C:   MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

            ANNUAL MEETINGS. As long as the Corporation is an open-end investment company registered under the United States Investment Company Act of 1940, the Corporation may dispense with the holding of annual meetings of shareholders for the election of directors in accordance with Section 600(b) of the California General Corporation Law. If an annual meeting of shareholders is held, then unless the Board of Directors or the President of the Corporation selects a different time or date, such meeting shall be held at 11:00 a.m. on the first Tuesday of the third calendar month following the end of the Corporation's fiscal year. The annual meeting shall be for the purpose of electing a Board of Directors and transacting such other business as may properly be brought before the meeting.